MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

April 13, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                 Post-Effective Amendment No. 38 under the Securities Act of 1933 and No. 39 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Thrift Plan Contracts) (SEC File No. 033-11023, 811-03996)

Dear Commissioners:

Mutual of America Life Insurance Company (“Mutual of America”), on behalf of the registrant, Mutual of America Separate Account No. 2, is providing responses to certain comments received by the undersigned and Mr. Thomas L. Martin, Executive Vice President and Deputy General Counsel, from Mr. Min S. Oh of the Commission’s Division of Investment Management in a telephone conversation on April 8, 2011 concerning Post-Effective Amendment No. 38 to Mutual of America Separate Account No. 2’s Form N-4 registration statement.  In accordance with instructions from Mr. Oh, Mutual of America is herein forwarding its responses to comments 4, 5, 6 and 7(c) for the Commission staff’s consideration in advance of a post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485(a) of the Securities Act of 1933 (the “Securities Act”) later this month, with the remainder of the comments to be addressed in that later filing.

Set forth below are comments 4, 5, 6 and 7(c) received from Mr. Oh with Mutual of America’s response immediately following each comment.

Prospectus

Comment 4:	In the fee tables, move the column for the maximum fees to the left so that it appears before the column showing current fees.

Response:	The fee tables have been revised to move the maximum fee columns to the left so that they appear before the current fee columns.

Comment 5A:	In the preamble to the fee table, revise the caption “Annual Separate Account Expenses” as per Form N-4, as the disclosures in the table are not entirely based on net assets of the separate account.

Response:

The caption “Annual Separate Account Expenses” has been deleted from the preamble to the fee table. For the sake of consistency and readability, the prior caption “Transaction Expenses” has also been deleted.

Comment 5B:	In footnote 2 in the fee table, clarify whether the language at the end of the paragraph that follows the bolded sentence refers to collateralized or uncollateralized loans.

Response:

The remainder of the paragraph refers to uncollateralized loans. For clarification, footnote 2 has been revised to read: “The current loan interest rate for collateralized loans made in the second quarter of 2011 is 3.00%, which represents the difference between the interest charged on a loan of 5.50%, and the maximum credited rate of 2.50% for certain accounts. For Collateralized Loans (non-trusteed loans) the Loan Rate is 3% higher than the interest rate we credit to amounts held in the General Account as collateral for the loan and there are no origination or maintenance fees. The amount held in the General Account as collateral for a collateralized loan must be equal to 120% of the loan amount. For uncollateralized loans, where a Trustee has been appointed, (a) for loans repaid by payroll deduction we charge an origination fee of $75.00 and an annual fee of $15.00 per year and (b) for loans paid through home billing we charge an origination fee of $350.00. The origination fees, and the annual fees through the stated maturity of an uncollateralized loan repaid by payroll deduction, are collected at the time the loan is originated and deducted from the loan proceeds. The loan amount is withdrawn from your Account Value and you pay interest at the Prime Rate +1% to your Account. In such case, we do not receive any portion of the interest paid. See “Loans” for more details.”

Comment 5C:

In the loan charges and interest table, in lieu of disclosing the cost of a loan, disclose the loan interest spread cost, so for a collateralized loan, the amount should represent the difference in the amount of interest credited and the actual interested charged on the loan.

Also, revise pages 7 and 20 under the Loan Charges sections to show the differential as the cost of a loan, rather than the interest rate charged on a loan.

Present information for collateralized and uncollateralized loans in two separate columns.

Response:

The table has been revised to now disclose the loan interest spread cost of 3%, rather than the actual amount charged on the loan. Footnote 2 has been revised to reflect this change. While the rate of the interest charged on a loan and the credited interest rate have changed, the difference between the two rates remains at 3%, the same spread that has been disclosed in past years. This was previously discussed in a telephone conversation between Mr. Oh and the undersigned, counsel for Mutual of America, on April 8, 2011 subsequent to the initial call mentioned above, in which counsel clarified that the spread between the loan rate of interest and the credited rate of interest remained the same as in the previous prospectus disclosure.

Language was added to pages 7 and 20 under the Loan Charges sections to show the current loan rate as the difference between the interest charged on a loan and the credited rate.

The Loan Charges and Interest table was revised to present collateralized and uncollateralized loan data in two separate columns.

Comment 5D:	The prospectus discloses administrative charges to the employer. Confirm whether charges are passed on to participants, and if so add these charges to the fee table.

Response:

On page 20, under the heading “Employer Charges”, within the subheading “Per Participant Monthly Charge”, Mutual of America added a sentence following the current first sentence that reads as follows: “This charge is paid to us by the Employer and not the Participants.”

Comment 5E:

On page 8, the last sentences under the heading “Transfers and Withdrawals of Account Value” read: “We currently do not assess a charge for transfers under the Contracts. We reserve the right to impose a charge for transfers in the future.” If we reserve this right, then add a maximum amount that would be charged to the fee table, and similarly revise the summary and full discussion of charges accordingly.

Response:

In response to the Commission staff comment, the subject sentences have been removed from the prospectus. There are currently no plans for such a charge, but if a charge for transfers and/or withdrawals is sought to be imposed at a future time, language disclosing the charges will be presented at that time as part of a post-effective amendment filed under paragraph (a) of Rule 485 under the Securities Act.

Comment 5F:	Within footnote 2 of the fee table, the loan rate numbers have been bracketed.

Response:

The values within these brackets have in fact changed. However, we were requested by the Staff to reflect the loan interest spread cost of 3%, rather than the actual amount charged on a loan. While the rate of the interest charged on a loan and the credited rate have changed, the difference between the values remains at 3%; the same spread that has been disclosed in past years. Therefore, the spread which the Staff requested we disclose will reflect the same value as in past years. See also the response to Comment 5C, above.

Comment 6A:

In the section under the heading “Charges under the Contracts” on page 5, reduce the detail currently provided regarding fees and Tier 1 and Tier 2 Reduced Fees, and eliminate disclosure that is repetitive of disclosures made at pages 18 and 19. Provide only relevant fee information with a cross reference to page 18 and page 19 under the section “Charges You or Your Employer Will Pay.”

Response:

The “Charges under the Contracts” section has been revised to provide less detail and a more brief description of fees, with cross references to the section entitled, “Charges You or Your Employer Will Pay.” The latter section, commencing on page 18, has been revised to include a full description of fees, including Tier 1 and Tier 2 Reduced Fees.

Comment 6B:	Following the first reference to the term “Hotline Plus” in the summary section, captioned, “Charges Under the Contracts,” provide a brief description of the term, as well as a cross reference to the term in the “Definitions We Use in this Prospectus” section of the prospectus. Following the first reference to the term “Hotline Plus” in the full description section, under the heading, “Charges You or Your Employer will Pay,” provide a more complete description of the term, as well as a cross reference to the term in the “Definitions We Use in this Prospectus” section of the prospectus.

Response:	Appropriate revisions to the subject disclosure have been made in response to the Commission staff’s comment.

Comment 6C:	Within the summary of Tier 1 and Tier 2 Reduced Fees, the EFT requirement should reflect the language in the full description of the EFT requirement on page 19.

Response:

The EFT requirement has been eliminated and the disclosure describing the EFT requirement and waiver has been removed from the summary portion on page 7 and the full description portion on page 19 of the prospectus.

Comment 6D:

The prospectus states that waivers of some fees are dependent on events that would be known to the employer, such as using Hotline Plus, the number of participants and the amount of aggregate assets in the separate account. The failure of an employer to meet the disclosed thresholds could result in an increase in fees, and an employer that first satisfies the requirements could bring about a reduction in fees. Clarify if, how and when the registrant would communicate changes in the fees charged to a plan or employer group contract to the participants, since the fees are adjusted based on circumstances affecting the employer. Clarify when the employee will be notified that he or she qualifies for Tier 1 or Tier 2 Reduced Fees for those events that affect the employer and not the participant.

Response:

Changes in eligibility for reduced fees are made quarterly, as disclosed in the prospectus. Mutual of America will notify a participant of any change in fee status, including qualification for, or the loss of, Tier 1 or Tier 2 Reduced Fees, by a message placed on the participant’s quarterly account statement along with a line item in that statement showing the date the action was taken and the nature of the action. A sentence alerting participants to this disclosure on their quarterly account statements has been added to the first paragraph of “Charges Under the Contracts” on page 5 and to the second paragraph of “Charges You or Your Employer Will Pay” on page 18.

Comment 6E:	Provide a caption to set off the description of “Annual Contract Fees” for the paragraph immediately preceding “Loan Charges” on page 7.

Response:	The above caption has been added in bold italics, consistent with the font of other captions in that section.

Comment 6F:

Following the first reference to the term “eDocuments” in the summary section, on page 7, provide a brief description of the term, as well as a cross reference to the term in the “Definitions We Use in this Prospectus” section of the prospectus. Following the first reference to the term “eDocuments” in the full description section, on page 18, provide a more complete description of the term, as well as a cross reference to a full description of the term in the Definitions section of the prospectus.

Response:	Appropriate revisions to the subject disclosure have been made in response to the Commission staff’s comment.

Comment 6G:	On page 7, clarify whether the EFT requirement will be imposed or whether this requirement has been waived.

Response:	The EFT requirement has been eliminated and the paragraphs describing such EFT requirement and waiver have been removed from the prospectus.

Comment 6H:	On page 7, bold the last sentence of the “Loan Charges” subheading.

Response:	This sentence has been bolded.

Comment 7C:

Under the “Allocation of Contributions” heading on page 23, clarify how Participants are informed of the default investment alternative.  This term is used in both the singular and plural forms.  If there is more than one alternative to which the employer can allocate assets, explain who decides which alternative is selected.  Also, clarify the legal basis for the belief that contribution of assets without a participant specified investment alternative can be considered “in good order”.

Response:

In response to the Commission staff’s comment, Mutual of America has added the paragraph set forth below to the end of the fourth paragraph under the “Allocation of Contributions” section on page 23 of the prospectus:

“Default Investment Alternatives are chosen at the plan level by plan sponsors as permitted by Department of Labor regulations (See 29 CFR 2550.404c-5). As required by the Department of Labor regulations when a default Investment Alternative is chosen by a plan sponsor, participants are informed of their plan’s default Investment Alternative by the plan sponsor in the summary plan description and various enrollment documents that are provided at or prior to the time a participant enrolls in the plan and periodically thereafter. Department of Labor regulations allow a plan to have more than one default Investment Alternative.  In that case, the summary plan description and enrollment documents will both identify each default Investment Alternative, and describe the methodology in place for allocating amounts among the default Investment Alternatives.

Default Investment Alternatives are specifically provided for in the Pension Protection Act and Department of Labor regulations that govern the investment of plan assets and will vary by Employer Plan.  As noted above, when an employee enrolls in a plan, they receive notice from the plan sponsor that their pension assets will be invested in a default Investment Alternative(s) if they do not choose specific investment alternatives themselves. Prior to contributions being made to a plan by or on behalf of a participant under the Contract, the participant will have received disclosure that identifies the specific default Investment Alternative(s) under the Employer Plan, the methodology in place for allocating amounts among the default Investment Alternatives, and that contributions will be invested in the default Investment Alternative(s) chosen by their employer unless the participant instructs us to invest those assets in different investment alternatives.  By not selecting different investment alternatives, participants knowingly consent to the investment of their pension assets in the default Investment Alternative(s) as to which they have received full disclosure in advance, and in so doing they are assured that their assets will not remain uninvested, or that investment will be delayed, following contribution to their retirement plan.

Mutual of America notes that the procedures for the investment of pension assets in default Investment Alternatives, as described above, are well-established and commonly used in connection with group variable annuity contracts offered in the 403(b) plan market and are recognized as such by the Department of Labor through its regulations that allow for the use of such procedures by plan sponsors.

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff.  If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience.  We greatly appreciate your attention to this matter.

Very truly yours,

/s/ Amy Latkin

cc:	Sonny Oh, Esq.
Thomas Martin, Esq.
Thomas Bisset, Esq.